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19008099

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49897

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2018 (MM/DD/YY) AND ENDING 12-31-2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NAVAID FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1520 Locust St. 12th floor

(No. and Street)

Philadelphia	PA	19102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr O'Connor & Lynam

(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Ave.	Philadelphia	PA	19301
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, John Carney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NAVAID FINANCIAL SERVICES, INC., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Seema Sharma
Notary Public
State of New Jersey
ID # 2438446
My Commission Expires 09/13/2023

Navaid Financial Services, Inc.
1520 Locust St
12th Floor
Philadelphia, PA 19102

February 27, 2019

To whom it may concern:

In accordance with 17 CFR section 15c3-3(k), Navaid Financial Services, Inc. is exempt from 17 CFR section 240.15c3-3(k)(2)(ii).

Navaid Financial Services, Inc has met the identified exemption provisions throughout the most recent fiscal year without exception.

Very truly yours

John Carney, President / CFO
Navaid Financial Services, Inc.

NAVAID FINANCIAL SERVICES, INC.

Financial Statements and Supplementary Financial Information
For the Year Ended December 31, 2018

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INDEX

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Navaid
Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Navaid Financial Services, Inc. as of December 31, 2018, the related statements of operations, changes in subordinated borrowings, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Navaid Financial Services, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Navaid Financial Services, Inc.'s management. Our responsibility is to express an opinion on Navaid Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Navaid Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary financial information contained in Schedules I, II and III and notes to supplementary schedules on pages 11-14 has been subjected to audit procedures performed in conjunction with the audit of Navaid Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Navaid Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary financial information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Siana Carr O'Connor & Lynam, LLP
SIANA CARR O'CONNOR & LYNAM, LLP

We have served as Navaid Financial Services, Inc.'s auditor since 1995.

Paoli, PA
February 27, 2019

NAVAID FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	545,172
Deposits with clearing organization and others		1,514,812
Marketable debt securities, at fair value		8,988,132
Receivable, related party		5,346
Accrued interest receivable		43,383
Furniture and equipment, net		743
Total assets	$	11,097,589

Liabilities:		
Accounts payable and accrued expenses	$	515,506
Payable to clearing organization		8,792,128
Total liabilities		9,307,634
Subordinated borrowings		1,500,000
Shareholders' equity:		
Common stock ($.01 par value, 1,000 shares authorized, 106 shares issued and outstanding)		1
Additional paid-in capital		99,999
Retained earnings		189,955
Total shareholders' equity		289,955
Total liabilities and shareholders' equity	$	11,097,589

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Operations
For the Year Ended December 31, 2018

Revenues:		
Trading gains and losses, net	$	461,800
Interest income		200,513
Commission income		23,437
Total revenues		685,749
Expenses:		
Commissions		205,454
Employee compensation and benefits		34,037
Interest expense		200,712
Outside services		178,128
Other expenses		17,403
Total expenses		635,734
Net income	$	50,015

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2018

Subordinated borrowings at January 1, 2018	$	1,500,000
2018 activity		-
Subordinated borrowings at December 31, 2018	$	1,500,000

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2018

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
January 01, 2018	106	$ 1	$ 99,999	$ 139,940	$ 239,940
Distributions	-	-	-	-	-
Net income	-	-	-	50,015	50,015
December 31, 2018	106	$ 1	$ 99,999	$ 189,955	$ 289,955

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 50,015
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	297
(Increase) decrease in:	
Deposits with clearing organization and others	5,429
Marketable securities	928,577
Receivable, related party	654
Accrued interest receivable	(12,817)
Increase (decrease) in:	
Accounts payable and accrued expenses	148,174
Payable to clearing organization	(937,364)
Net cash provided by operating activities	182,965
Net increase in cash	182,965
Cash - beginning of year	362,207
Cash - end of year	$ 545,172
Supplemental cash flow information:	
Interest paid	$ 200,712

(The accompanying notes are an integral part of this financial statement.)

NAVAID FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2018

(1) ORGANIZATION AND BACKGROUND

Navaid Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) pursuant to Section 17 of the Securities Exchange Act 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates on a fully-disclosed basis whereby we do not carry accounts for customers. The Company primarily trades in municipal bonds as proprietary transactions.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions and commission expense

Proprietary securities transactions are recorded at fair value on the trade date, as if they had settled. Trading gains and losses arising from all securities transactions entered into for the account and risk of the Company, which are not within the scope of ASC 606, along with the related commission expense incurred, are also recorded on a trade date basis. Securities are valued using market value techniques as determined by management based on information provided by third parties and by analyzing inter-dealer trades on or around year-end for all positions held by the Company at year-end.

Income taxes

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code of 1986 and comparable state tax provisions to be taxed as an S-Corporation. In lieu of corporation income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company files tax returns in the U.S. federal jurisdiction, certain states and cities. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for 2013 and prior.

Revenue Recognition

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Interest income, which is not within the scope of ASC 606, is recognized when earned.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Recently adopted Accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, superseding the revenue recognition requirements in ASC 605. The Company adopted ASU 2014-09 on January 1, 2018 using the modified retrospective approach. This adoption did not have a cumulative-effect adjustment as of the date of adoption. The adoption of ASU 2014-09 did not have a material affect on the Company's financial statements.

(3) MARKETABLE DEBT SECURITIES

As described in Note 2, the Company values marketable securities at fair value in accordance with Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements*. Investments are classified as Level 1, which refers to unadjusted quoted prices in active markets for identical assets that are accessible at the measurement date; Level 2, which refers to inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly; and Level 3, which refers to unobservable market inputs. All marketable securities held at December 31, 2018 were municipal bonds classified as Level 2 investments within the fair value hierarchy and valued using a market value approach based on market prices of similar securities.

(4) RELATED PARTY TRANSACTIONS

The Company provides brokerage services for a fund that is owned and managed by the Company's shareholders. The Company only charges the fund for the Company's expenses incurred. The Company's revenue from the fund was $20,704 for 2018. $5,346 was due from the fund at December 31, 2018. Additionally, the Company may buy/sell bonds from/to the fund at cost.

The Company also serves as the introducing broker to an investment advisor that is owned and managed by the shareholders. There are minimal trades made during the year. Additionally, the investment advisor earns management fees which pass through the Company's accounts. The Company owed $11,278 to the investment advisor at December 31, 2018, which is recorded as accounts payable and accrued expenses in the accompanying statement of financial condition.

Two of the Company's traders are minority shareholders. The Company incurred commissions of $205,454 in 2018 to these shareholders. Additionally, $480,240 is due to the traders at December 31, 2018.

(5) RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable represents net trading gains earned in December. The amount payable to the clearing broker relates to securities purchased on margin. This balance is secured by the Company's proprietary investments and clearing deposit. The Company's agreement with the clearing broker allows them to borrow up to ten times their investment balance, limited to $15,000,000. The payable balance incurs interest at the federal funds rate plus an applicable margin.

(6) SUBORDINATED BORROWINGS

The borrowings under subordinated agreements consist of notes payable to two shareholders. The notes have been renewed through October 2019 and include interest at 5%, which is payable monthly. Interest expense was $75,000 for 2018. The loans are secured with a deposit at the clearing organization.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2018, the Company had net capital, as defined, of $1,087,417 which was $987,417 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .47 to 1 as of December 31, 2018.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customer accounts and sets forth specific guidelines regarding the possession of securities. The Company is exempt from this rule under Reg 240.15c3-3(k)(2)(ii) which provides an exemption for broker-dealers who operate on a fully-disclosed basis. Therefore, the supplementary financial information in Schedules II and III on pages 12 and 13 are not applicable.

(8) CONCENTRATION OF CREDIT RISK

Cash

The Company maintains its cash accounts at three financial institutions. Balances are insured by the FDIC up to $250,000 per institution. The uninsured cash balances totaled $44,150 at December 31, 2018.

Marketable debt securities

The Company's proprietary investments consist solely of municipal securities. At December 31, 2018, the balance was comprised of 26 securities, of which the 3 largest positions represented 41% of the total marketable securities balance.

Agreements with traders

The Company has agreements with two traders on a month to month basis, of which one trader executes a majority of all trades. If this trader were to terminate the agreement, the ongoing operations of the Company would be materially affected.

(9) SUBSEQUENT EVENTS

Management has evaluated subsequent events through the issuance of the financial statements.

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

NAVAID FINANCIAL SERVICES, INC.
Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2018

Net capital:	
Total shareholders' equity	$ 289,955
Add - subordinated borrowings allowable as net capital	1,500,000
Total capital and allowable subordinated borrowings	1,789,955
Less - total non-allowable assets	6,578
haircuts on securities	695,960
Net capital	$ 1,087,417
Aggregate indebtedness	$ 515,506
Total aggregate indebtedness	$ 515,506
Computation of basic net capital requirement:	
Net capital requirement	$ 100,000
Net capital	1,087,417
Excess of net capital	$ 987,417
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 967,417
Ratio of aggregate indebtedness to net capital	.47 to 1

NAVAID FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under SEC Rule 15c3-3
December 31, 2018

Not applicable: The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)(2)(ii), and therefore no "Computation for Determination of Reserve Requirement" under that rule has been provided.

NAVAID FINANCIAL SERVICES, INC.
Information for Possession or Control Requirements
Under SEC Rule 15c3-3
December 31, 2018

Not applicable: The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to sub paragraph 15c3-3(k)(2)(ii), and therefore no "Information for Possession or Control Requirements" under that rule has been provided.

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2018 FOCUS Part IIA filing.

Not Applicable: There are no material differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2018 FOCUS Form X-17-A-5 Part IIA filing.

SIANA CARR O'CONNOR & LYNAM, LLP
Certified Public Accountants

1500 E. Lancaster Avenue
Paoli, PA 19301

*Phone: 610-296-4200 * Fax: 610-296-3659*
www.scolcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Navaid
Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) Navaid Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Navaid Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Navaid Financial Services, Inc. stated that Navaid Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Navaid Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Navaid Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siana Carr O'Connor & Lynam, LLP
SIANA CARR O'CONNOR & LYNAM, LLP

Paoli, PA

February 27, 2019